Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors of

Rackspace Hosting, Inc.:

We consent to the use of our report with respect to the consolidated balance sheets of Rackspace Hosting, Inc. and subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007, and related financial statement schedule II, included herein, and to the references to our firm under the headings “Experts” and “Selected Consolidated Financial Data” in the registration statement.

/s/ KPMG LLP

San Antonio, Texas

August 4, 2008